Exhibit 99.2

ATTUNITY LTD.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2010, and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2009 filed with the Securities and Exchange Commission as part of the Company’s annual report on form 20-f for the year ended December 31, 2009. The following sections may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Unless indicated otherwise by the context, all references below to:

•           “we”, “us”, “our”, “Attunity”, or the “Company” are to Attunity Ltd and its subsidiaries;

•           “dollars” or “$” are to United States dollars;

•           “NIS” or “shekel” are to New Israeli Shekels;

Overview

We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data integration and event capture, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and operational data replication.

We were founded in 1988 and became a public company in 1992. Through distribution and OEM agreements with global-class partners such as Oracle, Microsoft and IBM, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel and Hong Kong, as well as through distributors in South East Asia, Europe, Latin America and Japan.

Six Months Ended June 30, 2010 Compared with Six Months Ended June 30, 2009

Revenues. Total revenues in the first six months of 2010 increased by 21.3% to $5.3 million from $4.4 million in the first six months of 2009. License revenues increase by 40.0% to $2.5 million in the first 6 months of 2010 from $1.8 million in the first six months of 2009. Maintenance and support revenues increased by 8.0% to $2.8 million in the first six months of 2010 from $2.5 million in the six months of 2009.

Cost of Revenues. Our cost of revenues decreased by 28.7% to $1.0 million in the first six months of 2010 from $1.5 million in the first six months of 2009 primarily due to a decrease of amortization of capitalized software.

Research and Development, Net. Total research and development costs, before capitalized software costs, increased by 5% to $1.3 million in the first six months of 2010 from $1.2 million in the first six months of 2009. This increase is primarily due to certain salary benefits that were cancelled during 2009 and restored in 2010. This increase was partially offset due to termination of several employees during the first 6 months of 2010.

Capitalization of software developments costs in the first six months of 2010 were $110,000 compared to $285,000 in the first six months of 2009. As a result of the foregoing, net research and development costs increased by 25.8% to $1.15 million in 2010 from $0.90 million in the same period in 2009.

Selling and Marketing. Selling and marketing expenses increased by 15.9% to $2.0 million in the first six months of 2010 from $1.8 million in the first six months of 2009. This increase is attributed mainly to higher commission payments to sales personnel due to higher license revenues and to the recruitment of additional sales and marketing employees.

General and Administrative. General and administrative expenses increased by 3.5% to $0.86 million in the first six months of 2010 from $0.83 million in the first six months of 2009.

Operating profit. Based on the foregoing, we recorded an operating profit of $0.2 million in the first six months of 2010 compared to an operating loss of $0.6 million in the first six months of 2009.

Financial Expenses, Net. Financial expenses, net, were $359,000 in the first six months of 2010 compared to $277,000 in the first six months of 2009. The expenses in the first six months of 2010 are mainly attributable to interest accrued on $2 million of convertible debt, interest accrued on the loan from Plenus Technologies Ltd. ("Plenus"), and revaluation of certain warrants and conversion features of the convertible debt.

Taxes on Income. Income taxes were $34,000 in the first six month of 2010 compared to $26,000 in the first six months of 2009.

Equity based compensation. Total equity-based compensation expenses amounted to $113,000 and $97,000 for the first six months of 2010 and 2009, respectively.

Liquidity and Capital Resources

As of June 30, 2010, we had a balance of a loan from Plenus of $1.58 million; convertible debt in the aggregate face amount of $2 million and a bank line of credit of approximately $85,000.

Net cash provided by operating activities was $591,000 in the first six months of 2010 compared to $97,000 in the first six months of 2009. Net cash used in investing activities was $153,000 in the first six months of 2010 compared to $291,000 in the same period in 2009, which funds were used primarily for software development costs. Net cash used in financing activities was $ 319,000 in the first six months of 2010 mainly due to loan repayments to Plenus of a total of $417,000, which was partly offset by cash received from exercise of warrants. This is compared to net cash provided from financing activities of $ 532,000 in the six months of 2009, mainly due to the rights offering in May 2009.

Our principal commitments as of June 30, 2010 consist of the loan we borrowed from Plenus, outstanding convertible debt and obligations outstanding under operating leases.

Our capital expenditures were approximately $43,000 in the six months ended June 30, 2010 compared to $6,000 in the six months ended June 30, 2009, most of which was used for purchase and license of computers and software. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures as of June 30, 2010.